SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of August 11, 2004

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑        Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines
Date: August 11, 2004	By	/s/ R.A. Ruijter
Name: R.A. Ruijter
Title: Managing Director & CFO

	By	/s/ J.E.C. de Groot
Name: J.E.C. de Groot
Title: SVP & General Secretary

04/054

KLM RAISES TICKET PRICES IN RESPONSE TO
STRENGTHENING MARKET

AMSTELVEEN, 11 August 2004 –KLM Royal Dutch Airlines is introducing worldwide fare increases ranging from 1% to 3%. This is a response to an increase in market demand as evidenced by the higher load factors of the last few months and a positive outlook for bookings over the coming months.

The fare increases will apply to tickets purchased from August 17, 2004. The size of the increase will depend on the kind of ticket and the destination.

For further information:

KLM Media Relations, Youssef Eddini tel. +31 (0)20 649 45 45.
KLM photos: http://www.presslink.nl/klm

AMS/DR/YE